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                                                                      EXHIBIT 12

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

           COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                    (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)

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                                             YEAR ENDED DECEMBER 31,
                                       ----------------------------------------
                                        1995    1994     1993     1992    1991
                                       ------  -------  -------  ------  ------
Earnings:
 Consolidated income (loss) from
  continuing operations..............  $ 60.3  $(101.4) $(123.1) $ 26.9  $108.4
 Add (deduct) undistributed
  (earnings) losses of less-than-
  fifty percent-owned companies......   (19.2)     1.9      3.3     1.9    19.2
 Add (deduct) minority interest
  share of income (losses) of
  majority-owned subsidiaries that
  have fixed charges.................      .4     (1.6)    (4.3)   (6.5)   (7.6)
                                       ------  -------  -------  ------  ------
     Consolidated earnings (losses)..    41.5   (101.1)  (124.1)   22.3   120.0
 Add provision (credit) for income
  taxes:
   Consolidated provision (credit)
    for income taxes.................    37.2    (53.8)   (86.9)    5.3    32.4
   Add (deduct) minority interest
    share of tax provision (credit)
    of majority-owned subsidiaries
    that have fixed charges..........     2.3       .6       .2      .2     (.9)
                                       ------  -------  -------  ------  ------
     Pre-tax income (loss)...........    81.0   (154.3)  (210.8)   27.8   151.5
 Fixed charges included therein (see
  below).............................    97.9     96.4     91.3    82.7   103.9
 Deduct equity in losses of less-
  than-fifty percent owned companies
  where the Company has guaranteed
  the debt of such companies.........             (4.7)    (2.5)           (4.4)
 Previously capitalized interest
  amortized during the period........     1.2      1.2      1.0      .7      .7
                                       ------  -------  -------  ------  ------
     Total earnings..................  $180.1  $ (61.4) $(121.0) $111.2  $251.7
                                       ======  =======  =======  ======  ======
Fixed Charges:
 Interest expense (includes
  amortization of deferred financing
  cost)..............................  $ 93.9  $  88.6  $  84.2  $ 78.7  $ 93.9
 Portion of rental expense
  representative of the interest
  factor.............................     2.7      2.6      2.3     2.4     2.0
 Preferred stock dividend
  requirements of subsidiaries.......     1.3      1.1      1.8     1.6     2.6
 Interest expense related to
  guaranteed debt of less-than-
  fifty-percent owned companies
  incurring losses...................              4.1      3.0             5.4
                                       ------  -------  -------  ------  ------
   Consolidated fixed charges added
    to pre-tax income................    97.9     96.4     91.3    82.7   103.9
 Capitalized interest................     2.8      2.7      3.4     4.4     4.2
                                       ------  -------  -------  ------  ------
   Total fixed charges...............  $100.7  $  99.1  $  94.7  $ 87.1  $108.1
                                       ======  =======  =======  ======  ======
Consolidated Ratio of Earnings to
 Combined Fixed Charges and Preferred
 Stock Dividends.....................     1.8x                      1.3x    2.3x
                                       ======                    ======  ======
Fixed Charge and Preferred Stock
 Dividends Coverage Deficiency.......          $ 160.5  $ 215.7
                                               =======  =======
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